UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2017

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

METHANEX REPORTS HIGHER FOURTH QUARTER 2016 EARNINGS AND RECORD PRODUCTION AND SALES VOLUME

January 25, 2017

For the fourth quarter of 2016, Methanex reported net income attributable to Methanex shareholders of $24 million ($0.28 net income per common share on a diluted basis) compared to a net loss of $11 million ($0.12 net loss per common share on a diluted basis) in the third quarter of 2016. Adjusted EBITDA for the fourth quarter of 2016 was $139 million and Adjusted net income was $41 million ($0.46 Adjusted net income per common share). This compares with Adjusted EBITDA of $74 million and an Adjusted net loss of $1 million ($0.01 Adjusted net loss per common share) for the third quarter of 2016.

For the year ended December 31, 2016, Methanex reported a net loss attributable to Methanex shareholders of $13 million ($0.14 net loss per common share on a diluted basis), Adjusted EBITDA of $287 million, and an Adjusted net loss of $15 million ($0.17 Adjusted net loss per common share). This compares with net income attributable to Methanex shareholders of $201 million ($2.01 net income per common share on a diluted basis), Adjusted EBITDA of $401 million and Adjusted net income of $110 million ($1.20 Adjusted net income per common share) for the year ended December 31, 2015.

John Floren, President and CEO of Methanex commented, "Methanol pricing increased significantly through the fourth quarter and into 2017 due to solid supply and demand fundamentals, resulting in higher Adjusted EBITDA and earnings during the fourth quarter. Our average realized methanol price was $278 per tonne compared to $236 per tonne achieved in the third quarter. Strong demand continues to be led by methanol-to-olefins (MTO), as two new MTO facilities, capable of consuming over three million tonnes of methanol, built methanol inventory through the quarter and started up at the end of December. We estimate that total demand was 11% higher in the fourth quarter of 2016 when compared to the same period in 2015."

"We achieved record sales volume for the third consecutive quarter, with sales of 2.5 million tonnes during the fourth quarter of 2016. Annual sales volume grew 12% in 2016 versus 2015, to a new annual record of 9.5 million tonnes. Our improving sales volume was supported by record quarterly and annual production of 1.9 million tonnes and 7.0 million tonnes, respectively, both up 35% from the comparable periods of 2015."

John Floren continued, "I am very pleased with the Company's track record of growing our production over the past four years, as the production growth has significantly increased our leverage to higher methanol pricing. In Chile, our fourth quarter production was the highest since the first quarter of 2011. We continue to make progress on securing additional natural gas in Chile and, during the fourth quarter of 2016, we signed a tolling agreement with YPF SA in Argentina through April 2018. We expect the first volume of natural gas under this tolling contract to be delivered in the first quarter of 2017. We continue to be optimistic that our underutilized 1.7 million tonne Chile facilities represent a very low capital cost growth opportunity for Methanex due to the significant progress in developing natural gas reserves in the area."

Mr. Floren concluded, "During the quarter, we paid a $25 million dividend to shareholders. With $224 million of cash on hand, an undrawn credit facility, a robust balance sheet, and strong future cash generation capability, we are well positioned to meet our financial commitments, invest to grow the Company and return excess cash to shareholders."

METHANEX CORPORATION 2016 FOURTH QUARTER NEWS RELEASE    PAGE 1

FURTHER INFORMATION

The information set forth in this news release summarizes Methanex's key financial and operational data for the fourth quarter of 2016. It is not a complete source of information for readers and is not in any way a substitute for reading the fourth quarter 2016 Management’s Discussion and Analysis ("MD&A") dated January 25, 2017 and the unaudited condensed consolidated interim financial statements for the period ended December 31, 2016, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended December 31, 2016 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
($ millions except per share amounts and where noted)	Dec 31 2016	Sep 30 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,859	1,749	1,389	7,017	5,193
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,750	1,860	1,372	6,828	5,050
Purchased methanol	526	411	636	1,892	2,780
Commission sales	245	205	178	758	641
Total sales volume [1]	2,521	2,476	2,186	9,478	8,471

Methanex average non-discounted posted price ($ per tonne) [2]	312	272	327	279	374
Average realized price ($ per tonne) [3]	278	236	277	242	322

Revenue	585	510	484	1,998	2,226
Adjusted revenue	635	537	555	2,118	2,495
Adjusted EBITDA	139	74	80	287	401
Cash flows from operating activities	72	74	44	250	297
Adjusted net income (loss)	41	(1)	15	(15)	110
Net income (loss) (attributable to Methanex shareholders)	24	(11)	10	(13)	201

Adjusted net income (loss) per common share	0.46	(0.01)	0.16	(0.17)	1.20
Basic net income (loss) per common share	0.28	(0.12)	0.10	(0.14)	2.21
Diluted net income (loss) per common share	0.28	(0.12)	0.10	(0.14)	2.01

Common share information (millions of shares)
Weighted average number of common shares	90	90	90	90	91
Diluted weighted average number of common shares	90	90	90	90	91
Number of common shares outstanding, end of period	90	90	90	90	90

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). Tolling Volume was nil for the three months and year ended December 31, 2016 compared to 5,000 tonnes and 74,000 tonnes for the same periods in 2015.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2016 FOURTH QUARTER NEWS RELEASE    PAGE 2

A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2016	Sep 30 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Net income (loss) (attributable to Methanex shareholders)	$24	$(11)	$10	$(13)	$201
Mark-to-market impact of share-based compensation, net of tax	17	10	5	19	(34)
Argentina gas settlement, net of tax	—	—	—	(21)	—
Gain related to the termination of a terminal services agreement, net of tax	—	—	—	—	(57)
Adjusted net income (loss)	$41	$(1)	$15	$(15)	$110
Diluted weighted average shares outstanding (millions)	90	90	90	90	91
Adjusted net income (loss) per common share	$0.46	$(0.01)	$0.16	$(0.17)	$1.20

▪
We recorded net income attributable to Methanex shareholders of $24 million during the fourth quarter of 2016, compared to a net loss of $11 million in the third quarter of 2016. The increase in earnings is primarily due to an increase in our realized price during the fourth quarter which was partially offset by changes in the cost of methanol we purchase from others and lower sales of produced volume compared to the third quarter. Our average realized price increased to $278 per tonne for the fourth quarter of 2016 from $236 per tonne for the third quarter of 2016.

▪
We recorded Adjusted EBITDA of $139 million for the fourth quarter of 2016 compared with $74 million for the third quarter of 2016. Adjusted net income was $41 million for the fourth quarter of 2016, compared to Adjusted net loss of $1 million for the third quarter of 2016. The improvement in Adjusted EBITDA and Adjusted net earnings was primarily due to the increase in our average realized price.

▪
Total sales for the fourth quarter of 2016 were a record 2,521,000 tonnes compared with 2,476,000 tonnes for the third quarter of 2016. Sales of Methanex-produced methanol were 1,750,000 tonnes in the fourth quarter of 2016 compared with 1,860,000 tonnes in the third quarter of 2016. Sales of Methanex-produced methanol were lower than production in the fourth quarter, which resulted in a build of our produced product inventory by approximately 100,000 tonnes during the quarter. Please refer to the Production Highlights section of this document for production detail.

▪
Cash flows from operating activities in the fourth quarter of 2016 were $72 million compared with $74 million for the third quarter of 2016 and Adjusted EBITDA was $139 million, an increase of $65 million from the third quarter. We generated cash from operating activities before changes in non-cash working capital of $125 million during the quarter, which exceeds our cash requirements related to debt service, the dividend, and maintenance capital. Partially offsetting this was an increase in non-cash working capital from operating activities in the fourth quarter compared to the third quarter, primarily the result of the impact of the increase in the realized price of methanol on trade receivables and inventory.

▪
Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for operations, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $80 million to the end of 2017.

▪	During the fourth quarter of 2016 we paid a $0.275 per common share dividend to shareholders for a total of $25 million.

METHANEX CORPORATION 2016 FOURTH QUARTER NEWS RELEASE    PAGE 3

PRODUCTION HIGHLIGHTS

(thousands of tonnes)	Annual Operating Capacity[1]	2016 Production	2015 Production	Q4 2016 Production	Q3 2016 Production	Q4 2015 Production
New Zealand [2]	2,430	2,181	1,856	536	559	412
Geismar (USA) [3]	2,000	2,055	959	526	519	244
Trinidad (Methanex interest) [4]	2,000	1,605	1,644	455	420	432
Egypt (50% interest)	630	293	74	96	69	58
Medicine Hat (Canada)	600	488	456	92	114	155
Chile [5]	880	395	204	154	68	88
	8,540	7,017	5,193	1,859	1,749	1,389

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. Our current annual operating capacity is 8.5 million tonnes, including 0.9 million tonnes related to our Chile operations. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility.

[3]	We commenced methanol production from Geismar 1 during the first quarter of 2015 and from Geismar 2 late in the fourth quarter of 2015.

[4]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities.

[5]	The production capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to economical natural gas feedstock.

Production for the fourth quarter of 2016 was a record 1,859,000 tonnes compared with 1,749,000 tonnes for the third quarter of 2016. Key production and operational highlights during the fourth quarter include:

▪	New Zealand production was 536,000 tonnes.

▪	Geismar production was 526,000 tonnes. Production rates continue to be strong, reflecting, in part, the relatively new catalyst at these plants.

▪
Trinidad production was 455,000 tonnes, which equates to an operating rate of 91% . Although we continue to experience gas curtailments in Trinidad, we had improved gas availability at both plants during the quarter.

▪
Egypt production was 96,000 tonnes (Methanex share). The plant was taken offline for planned maintenance activities for approximately 35 days during the fourth quarter of 2016 and has been running at high rates since mid-November.

▪
Medicine Hat production was 92,000 tonnes or 61% of capacity, due to an outage at the plant and subsequent reduction in rates for the remainder of the quarter that resulted in lost production of approximately 70,000 tonnes. We expect the plant to return to full operating rates during the first quarter of 2017 after a repair is executed.

▪
Chile production was 154,000 tonnes, 100% supported by natural gas supplies from Chile. During the fourth quarter of 2016, we signed a tolling agreement with YPF SA in Argentina through April 2018 whereby natural gas received is converted into methanol and then re-delivered to Argentina. We have not yet received natural gas under this contract but expect the first volume to be delivered in the first quarter of 2017.

METHANEX CORPORATION 2016 FOURTH QUARTER NEWS RELEASE    PAGE 4

CONFERENCE CALL
A conference call is scheduled for January 26, 2017 at 12:00 noon ET (9:00 am PT) to review these fourth quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-8530, or toll free at (800) 769-8320. Presentation slides summarizing the Q4 2016 results and a simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com. A playback version of the conference call will be available until February 16, 2017 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 9850965. The webcast will be available on the website for three weeks following the call.

ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".

FORWARD-LOOKING INFORMATION WARNING
This fourth quarter 2016 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the fourth quarter 2016 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue, and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP measures on page 12 of the Company's MD&A for the year ended December 31, 2016 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-

For further information, contact:

Sandra Daycock
Director, Investor Relations
Methanex Corporation
604-661-2600

METHANEX CORPORATION 2016 FOURTH QUARTER NEWS RELEASE    PAGE 5

4
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
CST Trust Company
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Management's Discussion and Analysis for the Three Months and Year Ended December 31, 2016
At January 24, 2017 the Company had 89,825,838 common shares issued and outstanding and stock options exercisable for 1,711,564 additional common shares.

FOURTH QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2016	Sep 30 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Net income (loss) (attributable to Methanex shareholders)	$24	$(11)	$10	$(13)	$201
Mark-to-market impact of share-based compensation, net of tax	17	10	5	19	(34)
Argentina gas settlement, net of tax	—	—	—	(21)	—
Gain related to the termination of a terminal services agreement, net of tax	—	—	—	—	(57)
Adjusted net income (loss) [1]	$41	$(1)	$15	$(15)	$110
Diluted weighted average shares outstanding (millions)	90	90	90	90	91
Adjusted net income (loss) per common share [1]	$0.46	$(0.01)	$0.16	$(0.17)	$1.20

[1]
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue, and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 of the MD&A for reconciliations to the most comparable GAAP measures.

▪
We recorded net income attributable to Methanex shareholders of $24 million during the fourth quarter of 2016, compared to a net loss of $11 million in the third quarter of 2016. The increase in earnings is primarily due to an increase in our realized price during the fourth quarter which was partially offset by changes in the cost of methanol we purchase from others and lower sales of produced volume compared to the third quarter. Our average realized price increased to $278 per tonne for the fourth quarter of 2016 from $236 per tonne for the third quarter of 2016.

▪
We recorded Adjusted EBITDA of $139 million for the fourth quarter of 2016 compared with $74 million for the third quarter of 2016. Adjusted net income was $41 million for the fourth quarter of 2016, compared to Adjusted net loss of $1 million for the third quarter of 2016. The improvement in Adjusted EBITDA and Adjusted net earnings was primarily due to the increase in our average realized price.

▪	Production for the fourth quarter of 2016 was a record 1,859,000 tonnes compared with 1,749,000 tonnes for the third quarter of 2016. Refer to the Production Summary section on page 3 of the MD&A.

▪
Total sales for the fourth quarter of 2016 were a record 2,521,000 tonnes compared with 2,476,000 tonnes for the third quarter of 2016. Sales of Methanex-produced methanol were 1,750,000 tonnes in the fourth quarter of 2016 compared with 1,860,000 tonnes in the third quarter of 2016. Sales of Methanex-produced methanol were lower than production in the fourth quarter, which resulted in a build of our produced product inventory by approximately 100,000 tonnes during the quarter.

▪	During the fourth quarter of 2016 we paid a $0.275 per common share dividend to shareholders for a total of $25 million.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Fourth Quarter 2016 Management’s Discussion and Analysis dated January 25, 2017 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three months and year ended December 31, 2016 as well as the 2015 Annual Consolidated Financial Statements and MD&A included in the Methanex 2015 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2015 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
($ millions except per share amounts and where noted)	Dec 31 2016	Sep 30 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,859	1,749	1,389	7,017	5,193
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,750	1,860	1,372	6,828	5,050
Purchased methanol	526	411	636	1,892	2,780
Commission sales	245	205	178	758	641
Total sales volume [1]	2,521	2,476	2,186	9,478	8,471

Methanex average non-discounted posted price ($ per tonne) [2]	312	272	327	279	374
Average realized price ($ per tonne) [3]	278	236	277	242	322

Revenue	585	510	484	1,998	2,226
Adjusted revenue	635	537	555	2,118	2,495
Adjusted EBITDA	139	74	80	287	401
Cash flows from operating activities	72	74	44	250	297
Adjusted net income (loss)	41	(1)	15	(15)	110
Net income (loss) (attributable to Methanex shareholders)	24	(11)	10	(13)	201

Adjusted net income (loss) per common share	0.46	(0.01)	0.16	(0.17)	1.20
Basic net income (loss) per common share	0.28	(0.12)	0.10	(0.14)	2.21
Diluted net income (loss) per common share	0.28	(0.12)	0.10	(0.14)	2.01

Common share information (millions of shares)
Weighted average number of common shares	90	90	90	90	91
Diluted weighted average number of common shares	90	90	90	90	91
Number of common shares outstanding, end of period	90	90	90	90	90

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). Tolling Volume was nil for the three months and year ended December 31, 2016 compared to 5,000 tonnes and 74,000 tonnes for the same periods in 2015.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

(thousands of tonnes)	Annual Operating Capacity[1]	2016 Production	2015 Production	Q4 2016 Production	Q3 2016 Production	Q4 2015 Production
New Zealand [2]	2,430	2,181	1,856	536	559	412
Geismar (USA) [3]	2,000	2,055	959	526	519	244
Trinidad (Methanex interest) [4]	2,000	1,605	1,644	455	420	432
Egypt (50% interest)	630	293	74	96	69	58
Medicine Hat (Canada)	600	488	456	92	114	155
Chile [5]	880	395	204	154	68	88
	8,540	7,017	5,193	1,859	1,749	1,389

[1]
Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. Our current annual operating capacity is 8.5 million tonnes, including 0.9 million tonnes related to our Chile operations. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.

[2]	The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility (refer to the New Zealand section below).

[3]	We commenced methanol production from Geismar 1 during the first quarter of 2015 and from Geismar 2 late in the fourth quarter of 2015.

[4]	The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities (refer to the Trinidad section below).

[5]	The production capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to economical natural gas feedstock.

New Zealand
The New Zealand facilities produced 536,000 tonnes of methanol in the fourth quarter of 2016 compared with 559,000 tonnes in the third quarter of 2016. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition.

United States
The Geismar facilities produced 526,000 tonnes during the fourth quarter of 2016 compared to 519,000 tonnes during the third quarter of 2016. During the fourth quarter of 2016, the plants continued to run at strong rates, reflecting, in part, the relatively new age of their catalyst.

Trinidad
The Trinidad facilities produced 455,000 tonnes (Methanex interest) in the fourth quarter of 2016 compared with 420,000 tonnes (Methanex interest) in the third quarter of 2016. Although we continue to experience gas curtailments in Trinidad, we had improved gas availability at both plants during the quarter.

Egypt
The Egypt facility produced 192,000 tonnes (Methanex share - 96,000 tonnes) in the fourth quarter of 2016 compared to 138,000 tonnes (Methanex share - 69,000 tonnes) in the third quarter of 2016. The plant was taken offline for planned maintenance activities for approximately 35 days during the fourth quarter of 2016 and has been running at high rates since mid-November.

The Egypt facility has experienced periodic natural gas supply restrictions since mid-2012 and gas restrictions worsened through 2014 and 2015. Gas deliveries for the year ended December 31, 2016 have improved significantly compared to the same period in 2015. It continues to be difficult to predict when the gas supply situation will be fully restored. However, we are optimistic that the strong efforts by Egyptian governmental entities to fast-track existing and new upstream gas supply in Egypt are leading to improved gas deliveries and an improved outlook for gas deliveries in the medium term.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

Canada
The Medicine Hat facility produced 92,000 tonnes during the fourth quarter of 2016 compared with 114,000 tonnes during the third quarter of 2016. The plant was shut down for approximately 20 days for repairs during the fourth quarter and upon restart, operated at reduced rates for the remainder of the quarter, resulting in lost production of approximately 70,000 tonnes. We expect the plant to return to full operating rates during the first quarter of 2017 after a repair is executed.

Chile
The Chile facility produced 154,000 tonnes during the fourth quarter of 2016, 100% supported by natural gas supplies from Chile, compared to 68,000 tonnes during the third quarter of 2016. During the fourth quarter of 2016, we signed a tolling agreement with YPF SA in Argentina through April 2018 whereby natural gas received is converted into methanol and then re-delivered to Argentina. We have not yet received natural gas under this contract but expect the first volume to be delivered in the first quarter of 2017.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina. We continue to be optimistic that our underutilized 1.7 million tonne Chile facilities represent a very low capital cost growth opportunity for Methanex due to the significant progress in developing natural gas reserves in the area.
FINANCIAL RESULTS

For the fourth quarter of 2016, we reported net income attributable to Methanex shareholders of $24 million ($0.28 income per common share on a diluted basis) compared with net loss attributable to Methanex shareholders for the third quarter of 2016 of $11 million ($0.12 loss per common share on a diluted basis).

For the fourth quarter of 2016, we recorded Adjusted EBITDA of $139 million and Adjusted net income of $41 million ($0.46 Adjusted net income per common share). This compares with Adjusted EBITDA of $74 million and Adjusted net loss of $1 million ($0.01 Adjusted net loss per common share) for the third quarter of 2016.

We calculate Adjusted EBITDA and Adjusted net income (loss) by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 12 of the MD&A for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses, and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, Argentina gas settlement, gain on terminal services agreement, finance costs, finance income and other expenses, and income taxes. A summary of our consolidated statements of income (loss) is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2016	Sep 30 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Consolidated statements of income (loss):
Revenue	$585	$510	$484	$1,998	$2,226
Cost of sales and operating expenses	(480)	(460)	(436)	(1,774)	(1,858)
Mark-to-market impact of share-based compensation	19	12	6	22	(43)
Adjusted EBITDA (attributable to associate)	24	18	30	63	108
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(9)	(6)	(4)	(22)	(32)
Adjusted EBITDA (attributable to Methanex shareholders)	139	74	80	287	401

Mark-to-market impact of share-based compensation	(19)	(12)	(6)	(22)	43
Depreciation and amortization	(55)	(62)	(50)	(228)	(195)
Argentina gas settlement	—	—	—	33	—
Gain related to the termination of a terminal services agreement	—	—	—	—	65
Finance costs	(24)	(23)	(15)	(90)	(70)
Finance income and other expenses	(1)	2	—	4	(6)
Income tax recovery (expense)	(11)	10	14	9	(11)
Earnings of associate adjustment [1]	(14)	(10)	(15)	(43)	(56)
Non-controlling interests adjustment [1]	9	10	2	37	30
Net income (loss) (attributable to Methanex shareholders)	$24	$(11)	$10	$(13)	$201
Net income (loss)	$25	$(15)	$11	$(28)	$202

[1]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses, and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 15 of the MD&A. Changes in these components - average realized price, sales volume, and total cash costs - similarly impact net income or loss attributable to Methanex shareholders.

The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q4 2016 compared with Q3 2016	Q4 2016 compared with Q4 2015	2016 compared with 2015
Average realized price	$96	$2	$(693)
Sales volume	—	17	73
Total cash costs	(31)	40	506
Increase (decrease) in Adjusted EBITDA	$65	$59	$(114)

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

Average realized price

	Three Months Ended			Years Ended
($ per tonne)	Dec 31 2016	Sep 30 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Methanex average non-discounted posted price	312	272	327	279	374
Methanex average realized price	278	236	277	242	322

Methanex’s average realized price for the fourth quarter of 2016 increased compared to the third quarter of 2016, driven by stronger industry demand, particularly in Asia Pacific, and lower global inventories. The realized discount in the fourth quarter of 2016 was lower than in the third quarter of 2016. Our realized discounts tend to narrow in periods where methanol prices increase quickly, as was experienced during the fourth quarter. Non-discounted posted prices in the fourth quarter of 2016 increased in Asia Pacific, the United States, and Europe compared to the third quarter of 2016 (refer to Supply/Demand Fundamentals section on page 10 of the MD&A for more information). The increase in average realized price for the fourth quarter of 2016 compared with the third quarter of 2016, and fourth quarter of 2015, increased Adjusted EBITDA by $96 million and $2 million, respectively. The decrease in average realized price for the year ended December 31, 2016 compared with the same period in 2015 decreased Adjusted EBITDA by $693 million.

Sales volume
Methanol sales volume excluding commission sales volume in the fourth quarter of 2016 remained relatively unchanged compared with the third quarter of 2016 and was higher compared with the fourth quarter of 2015 by 268,000 tonnes. The increase compared to the fourth quarter of 2015 increased Adjusted EBITDA by $17 million. For the year ended December 31, 2016 compared with the same period in 2015, methanol sales volume excluding commission sales was higher by 890,000 tonnes resulting in higher Adjusted EBITDA by $73 million.

Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). Most of our current production facilities are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components linked to the price of methanol. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in our total cash costs were due to the following:

($ millions)	Q4 2016 compared with Q3 2016	Q4 2016 compared with Q4 2015	2016 compared with 2015
Methanex-produced methanol costs	$(5)	$21	$188
Proportion of Methanex-produced methanol sales	(7)	18	157
Purchased methanol costs	(14)	10	175
Other, net	(5)	(9)	(14)
Decrease (increase) in total cash costs	$(31)	$40	$506

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas at most of our facilities under agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the fourth quarter of 2016 compared with the third quarter of 2016, Methanex-produced methanol costs were higher by $5 million. For the three months and year ended December 31, 2016 compared the same periods in 2015, Methanex-produced methanol costs were lower by $21 million and $188 million, respectively. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas costs and changes in the mix of production sold from inventory.

Proportion of Methanex-produced methanol sales
The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the fourth quarter of 2016 compared with the third quarter of 2016, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $7 million. For the three months and year ended December 31, 2016 compared with the same periods in 2015, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $18 million and $157 million, respectively.

Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing.

Other, net
For all periods presented, other costs were higher primarily due to higher logistics costs from increased sales volume.

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Years Ended
($ millions except share share price)	Dec 31 2016	Sep 30 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Methanex Corporation share price [1]	$43.80	$35.68	$33.01	$43.80	$33.01
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	2	1	4	11	21
Mark-to-market impact due to change in share price	19	12	6	22	(43)
Total share-based compensation expense (recovery), before tax	$21	$13	$10	$33	$(22)

[1]	US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.

For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

Depreciation and Amortization

Depreciation and amortization was $55 million for the fourth quarter of 2016 compared with $62 million for the third quarter of 2016 and $50 million for the fourth quarter of 2015. For the year ended December 31, 2016 and December 31, 2015, depreciation and amortization was $228 million and $195 million, respectively. The increase in depreciation and amortization for the three months and year ended December 31, 2016 compared with the same periods in 2015 is primarily due to higher sales volume of Methanex-produced methanol. The decrease in depreciation and amortization for the fourth quarter of 2016 compared with the third quarter of 2016 is primarily due to lower sales volume of Methanex-produced methanol and mix of sales.

Finance Costs

	Three Months Ended			Years Ended
($ millions)	Dec 31 2016	Sep 30 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Finance costs before capitalized interest	$24	$23	$21	$90	$91
Less capitalized interest	—	—	(6)	—	(21)
Finance costs	$24	$23	$15	$90	$70

Finance costs primarily relate to interest expense on the unsecured notes, limited recourse debt facilities and finance leases. Capitalized interest relates to interest costs capitalized for the Geismar project which was completed in 2015.

Finance Income and Other Expenses

	Three Months Ended			Years Ended
($ millions)	Dec 31 2016	Sep 30 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Finance income and other expenses	$(1)	$2	$—	$4	$(6)

The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

A summary of our income taxes for 2016 compared to 2015 is as follows:

	Year Ended December 31, 2016		Year Ended December 31, 2015
($ millions, except where noted)	Net Loss	Adjusted Net Loss	Net Income	Adjusted Net Income
Amount before income tax	$(37)	$(26)	$213	$133
Income tax (expense) recovery	9	11	(11)	(23)
	$(28)	$(15)	$202	$110
Effective tax rate	25%	44%	5%	17%

We earn the majority of our earnings in New Zealand, Trinidad, the United States, Egypt, Canada and Chile. In Trinidad and Chile, the statutory tax rate is 35%. The statutory rates in Canada and New Zealand are 26.5% and 28%, respectively. The United States statutory tax rate is 36% and the Egypt statutory tax rate is 22.5%. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net loss was 44% for the year ended December 31, 2016 compared to 17% on Adjusted net income for the year ended December 31, 2015. Adjusted net loss represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In periods with low income levels, the distribution of income and loss between jurisdictions can result in income tax rates that are not indicative of the longer term corporate tax rate.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS

Demand
Methanol industry demand remains healthy. We estimate total methanol demand for the fourth quarter of 2016 of 17.3 million tonnes, which represents approximately 11% year-over-year growth when compared to the fourth quarter of 2015. The strong growth rate reflects the significant increase in methanol-to-olefins (“MTO”) related demand in 2016. We estimate that demand from MTO plants represented almost 20% of global methanol demand in the fourth quarter, compared to just over 10% in the same period of 2015. By the end of the fourth quarter, two new large MTO facilities had started operation. These two facilities have the combined capacity to purchase over three million tonnes of methanol annually at full operating rates. We continue to expect one other MTO plant to be completed later in 2017, with the capacity to consume an estimated 1.8 million tonnes annually at full operating rates. The future operating rates of MTO producers will depend on a number of factors, including pricing for their various final products, and the impact of the olefin industry feedstock costs, including naphtha, on relative competitiveness. Higher China olefins derivatives pricing in the fourth quarter of 2016 compared to the third quarter of 2016 helped methanol affordability for MTO producers, however margins have narrowed as methanol prices increased. Traditional chemical demand growth (which accounts for approximately 55% of global methanol demand) remains solid at an annualized growth rate of approximately 4%. We believe that growth in demand from traditional chemical applications is generally correlated to GDP and industrial production growth rates.

Supply
Supply was impacted in the fourth quarter by plant outages in all major global production regions. With respect to capacity additions, OCI N.V. and Consolidated Energy Limited (through its subsidiary G2X Energy) continue to progress their jointly owned Natgasoline project, a 1.8 million tonne plant under construction in Beaumont, Texas. There are a number of other projects under discussion in the United States, but we believe that there has been limited committed capital to date. In Iran, there are a number of plants at various stages of construction. We expect just over four million tonnes of capacity to come onstream in Iran over the next two years, however the start-up timing and future operating rates at these facilities will be dependent on various factors. To the end of 2018, we expect approximately four million tonnes of new capacity additions in China. Beyond 2018, we anticipate that new capacity additions in China will be modest due to an increasing degree of restrictions placed on new coal-based capacity additions. We expect that production from new methanol capacity in China will be consumed domestically.

Methanol Price
Methanol pricing improved sharply in the fourth quarter of 2016: our average realized price increased to $278 per tonne from $236 per tonne in the third quarter. Strong methanol industry demand coupled with low global methanol inventories contributed to the increase in prices.

Methanex posted prices moved higher in January to $416 per tonne and $430 per tonne in North America and Asia Pacific, respectively, and the European quarterly posted price also moved higher for the first quarter of 2017 by €120 to €370 per tonne. We also recently announced the February non-discounted posted price for Asia Pacific of $430 per tonne, which is unchanged from January. The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Jan 2017	Dec 2016	Nov 2016	Oct 2016
North America	416	366	319	293
Europe [2]	385	280	280	280
Asia Pacific	430	350	310	285

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€370 for Q1 2017 (Q4 2016 – €250) converted to United States dollars.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the fourth quarter of 2016 were $72 million compared with $74 million for the third quarter of 2016 and $44 million for the fourth quarter of 2015. Cash flows from operating activities for the year ended December 31, 2016 were $250 million compared with $297 million for the same period in 2015. The changes in cash flows from operating activities resulted from changes in the following:

($ millions)	Q4 2016 compared with Q3 2016	Q4 2016 compared with Q4 2015	2016 compared with 2015
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$65	$59	$(114)
Deduct change in Adjusted EBITDA of associate	(6)	6	45
Dividends received from associate	3	(10)	(29)
Cash flows attributable to non-controlling interests	3	5	(10)
Non-cash working capital	(54)	(31)	(12)
Income taxes paid	(7)	3	42
Argentina gas settlement	—	—	33
Share-based payments	(4)	(1)	5
Other	(2)	(3)	(7)
Increase (decrease) in cash flows from operating activities	$(2)	$28	$(47)

We generated cash from operating activities before changes in non-cash working capital of $125 million during the quarter, which exceeds our cash requirements related to debt service, the dividend, and maintenance capital. Partially offsetting this was an increase in non-cash working capital from operating activities in the fourth quarter compared to the third quarter, primarily the result of the impact of the increase in the realized price of methanol on trade receivables and inventory.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a strong balance sheet and financial flexibility. At December 31, 2016, our cash balance was $224 million. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

During the fourth quarter of 2016 we paid a quarterly dividend of $0.275 per common share for a total of $25 million.

Certain conditions have not been met related to the Egypt limited recourse debt facilities, resulting in a restriction on shareholder distributions from the Egypt entity. As of December 31, 2016, the cash balance held in our Egypt entity on a 100% ownership basis was $46 million. The Egypt entity continues to be able to fully utilize its funds for operating, capital and financing needs, including the repayment of the Egypt limited recourse debt facilities. Refer to note 5 of the Company’s unaudited condensed consolidated interim financial statements for further details.

We have an undrawn committed revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2019. Refer to note 5 of the Company's unaudited condensed consolidated interim financial statements for further discussion of the terms of the credit facility. We do not have any debt maturities until 2019 other than normal course obligations for principal repayment related to our Egypt limited recourse debt facilities.

Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for operations, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $80 million to the end of 2017.

We believe we are well positioned to meet our financial commitments, invest to grow the Company and return excess cash to shareholders.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards ("IFRS"), we present certain supplemental non-GAAP measures throughout this document. These are Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue, and operating income (loss). These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income (loss) attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, Argentina gas settlement, gain on terminal services agreement, finance costs, finance income and other expenses, and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2016	Sep 30 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Net income (loss) (attributable to Methanex shareholders)	$24	$(11)	$10	$(13)	$201
Mark-to-market impact of share-based compensation	19	12	6	22	(43)
Depreciation and amortization	55	62	50	228	195
Argentina gas settlement	—	—	—	(33)	—
Gain related to the termination of a terminal services agreement	—	—	—	—	(65)
Finance costs	24	23	15	90	70
Finance income and other expenses	1	(2)	—	(4)	6
Income tax expense (recovery)	11	(10)	(14)	(9)	11
Earnings of associate adjustment [1]	14	10	15	43	56
Non-controlling interests adjustment [1]	(9)	(10)	(2)	(37)	(30)
Adjusted EBITDA (attributable to Methanex shareholders)	$139	$74	$80	$287	$401

[1]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses, and income tax expense associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Common Share

Adjusted net income (loss) and Adjusted net income (loss) per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2016	Sep 30 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Net income (loss) (attributable to Methanex shareholders)	$24	$(11)	$10	$(13)	$201
Mark-to-market impact of share-based compensation, net of tax	17	10	5	19	(34)
Argentina gas settlement, net of tax	—	—	—	(21)	—
Gain related to the termination of a terminal services agreement, net of tax	—	—	—	—	(57)
Adjusted net income (loss)	$41	$(1)	$15	$(15)	$110
Diluted weighted average shares outstanding (millions)	90	90	90	90	91
Adjusted net income (loss) per common share	$0.46	$(0.01)	$0.16	$(0.17)	$1.20

Adjusted Revenue (attributable to Methanex shareholders)

Adjusted revenue differs from the most comparable GAAP measure, revenue, because it excludes revenue relating to 50% of the Egypt methanol facility that we do not own and includes an amount representing our 63.1% share of Atlas revenue. It also includes commission earned on volume marketed on a commission basis related to both the 36.9% of the Atlas methanol facility and the 50% of the Egypt methanol facility that we do not own. A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2016	Sep 30 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Revenue	$585	$510	$484	$1,998	$2,226
Methanex share of Atlas revenue [1]	73	47	79	190	308
Non-controlling interests' share of revenue [1]	(22)	(19)	(4)	(67)	(27)
Other adjustments	(1)	(1)	(4)	(3)	(12)
Adjusted revenue (attributable to Methanex shareholders)	$635	$537	$555	$2,118	$2,495

[1]	Excludes intercompany transactions with the Company.

Operating Income (Loss)

Operating income (loss) is reconciled directly to a GAAP measure in our consolidated statements of income.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume, and total cash costs. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Dec 31 2016	Sep 30 2016	Jun 30 2016	Mar 31 2016
Revenue	$585	$510	$468	$435
Adjusted EBITDA	139	74	38	36
Net income (loss)	24	(11)	(3)	(23)
Adjusted net income (loss)	41	(1)	(31)	(24)
Basic net income (loss) per common share	0.28	(0.12)	(0.03)	(0.26)
Diluted net income (loss) per common share	0.28	(0.12)	(0.08)	(0.26)
Adjusted net income (loss) per common share	0.46	(0.01)	(0.34)	(0.27)

	Three Months Ended
($ millions except per share amounts)	Dec 31 2015	Sep 30 2015	Jun 30 2015	Mar 31 2015
Revenue	$484	$527	$638	$577
Adjusted EBITDA	80	95	129	97
Net income	10	78	104	9
Adjusted net income	15	23	51	21
Basic net income per common share	0.10	0.87	1.15	0.09
Diluted net income per common share	0.10	0.54	1.15	0.09
Adjusted net income per common share	0.16	0.26	0.56	0.23

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of Adjusted EBITDA (refer to Additional Information - Supplemental Non-GAAP Measures section on page 12 of the MD&A for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures).

The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue, and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures section on page 12 of the MD&A for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume and Tolling Volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume and Tolling Volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, and Adjusted revenue include an amount representing our 63.1% equity share in Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements. We also consolidate less than wholly-owned entities for which we have a controlling interest. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and any entity where we have control. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, and Adjusted revenue exclude the amounts associated with non-controlling interests.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This Fourth Quarter 2016 Management’s Discussion and Analysis ("MD&A") as well as comments made during the Fourth Quarter 2016 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•
expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,

•
our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities,

•	expected impact on our results of operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by Egyptian governmental entities,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments, and

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

•	operating rates of our facilities,

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

•
receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt and governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•
actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•
import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2015 Annual Management’s Discussion and Analysis and this Fourth Quarter 2016 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (Loss) (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Years Ended
	Dec 31 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Revenue	$585,589	$484,064	$1,998,429	$2,225,602
Cost of sales and operating expenses	(480,166)	(436,121)	(1,774,429)	(1,857,899)
Depreciation and amortization	(55,404)	(49,917)	(228,054)	(194,849)
Argentina gas settlement	—	—	32,500	—
Gain on termination of terminal services agreement	—	—	—	65,000
Operating income (loss)	50,019	(1,974)	28,446	237,854
Earnings of associate (note 4)	9,575	14,640	19,930	51,842
Finance costs (note 6)	(23,812)	(14,881)	(90,060)	(69,859)
Finance income and other expenses	(415)	(837)	4,180	(6,487)
Income (loss) before income taxes	35,367	(3,052)	(37,504)	213,350
Income tax recovery (expense):
Current	(15,011)	(1,955)	(54,677)	(5,487)
Deferred	4,526	15,771	63,956	(5,510)
	(10,485)	13,816	9,279	(10,997)
Net income (loss)	$24,882	$10,764	$(28,225)	$202,353
Attributable to:
Methanex Corporation shareholders	$24,842	$9,310	$(12,545)	$200,617
Non-controlling interests	40	1,454	(15,680)	1,736
	$24,882	$10,764	$(28,225)	$202,353

Income (loss) per common share for the period attributable to Methanex Corporation shareholders
Basic net income (loss) per common share	$0.28	$0.10	$(0.14)	$2.21
Diluted net income (loss) per common share (note 7)	$0.28	$0.10	$(0.14)	$2.01

Weighted average number of common shares outstanding (note 7)	89,818,986	89,673,051	89,783,883	90,647,860
Diluted weighted average number of common shares outstanding (note 7)	89,858,370	89,851,013	89,783,883	91,345,723

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 1
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Net income (loss)	$24,882	$10,764	$(28,225)	$202,353
Other comprehensive income (loss), net of taxes:
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 10)	88,168	(19,314)	153,863	(39,731)
Forward element excluded from hedging relationship (note 10)	(84,471)	6,865	(174,078)	(2,826)
Change in fair value of interest rate swap contracts	—	—	—	(12)
Realized loss on interest rate swap contracts reclassified to finance costs	—	—	—	3,205
Items that will not be reclassified to income:
Actuarial losses on defined benefit pension plans	(77)	(1,371)	(77)	(1,371)
Taxes on above items	(1,327)	4,435	6,597	13,427
	2,293	(9,385)	(13,695)	(27,308)
Comprehensive income (loss)	$27,175	$1,379	$(41,920)	$175,045
Attributable to:
Methanex Corporation shareholders	$27,135	$(75)	$(26,240)	$172,191
Non-controlling interests	40	1,454	(15,680)	2,854
	$27,175	$1,379	$(41,920)	$175,045

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 2
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Dec 31 2016	Dec 31 2015
ASSETS
Current assets:
Cash and cash equivalents	$223,890	$254,934
Trade and other receivables	499,603	504,350
Inventories (note 2)	281,328	253,234
Prepaid expenses	20,846	19,560
	1,025,667	1,032,078
Non-current assets:
Property, plant and equipment (note 3)	3,117,469	3,158,782
Investment in associate (note 4)	197,402	224,165
Deferred income tax assets	137,341	61,881
Other assets	78,784	79,018
	3,530,996	3,523,846
	$4,556,663	$4,555,924
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$523,216	$508,639
Current maturities on long-term debt (note 5)	53,997	47,864
Current maturities on other long-term liabilities	29,720	25,439
	606,933	581,942
Non-current liabilities:
Long-term debt (note 5)	1,502,209	1,488,026
Other long-term liabilities (note 3)	351,191	231,745
Deferred income tax liabilities	290,980	285,638
	2,144,380	2,005,409
Equity:
Capital stock	511,465	509,464
Contributed surplus	2,568	2,426
Retained earnings	1,124,104	1,235,615
Accumulated other comprehensive loss	(41,302)	(27,776)
Shareholders' equity	1,596,835	1,719,729
Non-controlling interests	208,515	248,844
Total equity	1,805,350	1,968,573
	$4,556,663	$4,555,924

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 3
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2014	92,326,487	$521,022	$2,803	$1,262,961	$(413)	$1,786,373	$266,844	$2,053,217
Net income	—	—	—	200,617	—	200,617	1,736	202,353
Other comprehensive income (loss)	—	—	—	(1,063)	(27,363)	(28,426)	1,118	(27,308)
Compensation expense recorded for stock options	—	—	742	—	—	742	—	742
Issue of shares on exercise of stock options	290,802	3,927	—	—	—	3,927	—	3,927
Reclassification of grant date fair value on exercise of stock options	—	1,119	(1,119)	—	—	—	—	—
Payments for repurchase of shares	(2,946,091)	(16,604)	—	(129,679)	—	(146,283)	—	(146,283)
Dividend payments to Methanex Corporation shareholders	—	—	—	(97,221)	—	(97,221)	—	(97,221)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(22,554)	(22,554)
Equity contributions by non-controlling interests	—	—	—	—	—	—	1,700	1,700
Balance, December 31, 2015	89,671,198	$509,464	$2,426	$1,235,615	$(27,776)	$1,719,729	$248,844	$1,968,573
Net loss	—	—	—	(12,545)	—	(12,545)	(15,680)	(28,225)
Other comprehensive loss	—	—	—	(169)	(13,526)	(13,695)	—	(13,695)
Compensation expense recorded for stock options	—	—	637	—	—	637	—	637
Issue of shares on exercise of stock options	153,140	1,506	—	—	—	1,506	—	1,506
Reclassification of grant date fair value on exercise of stock options	—	495	(495)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(98,797)	—	(98,797)	—	(98,797)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(24,674)	(24,674)
Equity contributions by non-controlling interests	—	—	—	—	—	—	25	25
Balance, December 31, 2016	89,824,338	$511,465	$2,568	$1,124,104	$(41,302)	$1,596,835	$208,515	$1,805,350

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 4
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income (loss)	$24,882	$10,764	$(28,225)	$202,353
Deduct earnings of associate	(9,575)	(14,640)	(19,930)	(51,842)
Dividends received from associate	9,465	18,930	47,325	75,720
Add (deduct) non-cash items:
Depreciation and amortization	55,404	49,917	228,054	194,849
Income tax expense (recovery)	10,485	(13,816)	(9,279)	10,997
Share-based compensation expense (recovery)	20,880	10,499	33,493	(21,989)
Finance costs	23,812	14,881	90,060	69,859
Other	(999)	196	1,559	382
Income taxes paid	(5,453)	(8,122)	(5,241)	(47,234)
Other cash payments, including share-based compensation	(4,178)	(3,967)	(23,505)	(19,018)
Cash flows from operating activities before undernoted	124,723	64,642	314,311	414,077
Changes in non-cash working capital (note 9)	(52,498)	(20,683)	(64,381)	(117,126)
	72,225	43,959	249,930	296,951

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	—	(8,256)	—	(146,283)
Dividend payments to Methanex Corporation shareholders	(24,740)	(24,652)	(98,797)	(97,221)
Interest paid	(31,592)	(23,780)	(82,965)	(82,275)
Net proceeds on issue of long-term debt	—	4,500	65,700	4,500
Repayment of long-term debt	(2,088)	(913)	(48,417)	(193,996)
Finance leases	(1,344)	(654)	(5,144)	(3,984)
Equity contributions by non-controlling interests	(500)	1,200	25	1,700
Distributions to non-controlling interests	—	—	(1,410)	(2,570)
Proceeds on issue of shares on exercise of stock options	406	232	1,506	3,927
Loan to associate	—	(31,176)	—	(31,176)
Changes in non-cash working capital related to financing activities (note 9)	(6,175)	(6,314)	(23,263)	(19,984)
	(66,033)	(89,813)	(192,765)	(567,362)

CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(10,243)	(9,678)	(99,881)	(96,909)
Geismar plants under construction	—	(84,443)	—	(328,112)
Termination of terminal services agreement	—	—	—	65,000
Other assets	—	(1,194)	(66)	802
Changes in non-cash working capital related to investing activities (note 9)	(5,736)	(30,605)	11,738	(67,036)
	(15,979)	(125,920)	(88,209)	(426,255)
Decrease in cash and cash equivalents	(9,787)	(171,774)	(31,044)	(696,666)
Cash and cash equivalents, beginning of period	233,677	426,708	254,934	951,600
Cash and cash equivalents, end of period	$223,890	$254,934	$223,890	$254,934

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 5
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on January 25, 2017.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2015.

Certain comparative figures in the consolidated statements of financial position have been reclassified to conform to the current period's presentation.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the three months and year ended December 31, 2016 is $453 million (2015 - $409 million) and $1,704 million (2015 - $1,830 million), respectively.

3.	Property, plant and equipment:

	Buildings, Plant Installations & Machinery	Finance Leases	Other	Total
Cost at December 31, 2016	$4,549,816	$206,260	$272,878	$5,028,954
Accumulated depreciation at December 31, 2016	1,752,540	18,557	140,388	1,911,485
Net book value at December 31, 2016	$2,797,276	$187,703	$132,490	$3,117,469
Cost at December 31, 2015	$4,521,835	$121,849	$204,483	$4,848,167
Accumulated depreciation at December 31, 2015	1,545,834	6,853	136,698	1,689,385
Net book value at December 31, 2015	$2,976,001	$114,996	$67,785	$3,158,782

During the year ended December 31, 2016, the Company took delivery of four new ocean going vessels which are included in property, plant and equipment. Two of the vessels are accounted for as finance leases, with offsetting finance lease obligations recorded in other long-term liabilities, and two are owned through less than wholly-owned entities under the Company's control and included in the 'Other' category of property, plant and equipment.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 6
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

4.	Interest in Atlas joint venture:

a)
The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Consolidated statements of financial position as at	Dec 31 2016	Dec 31 2015
Cash and cash equivalents	$15,530	$57,620
Other current assets	45,219	45,854
Non-current assets	324,297	332,072
Current liabilities	(24,783)	(30,440)
Other long-term liabilities, including current maturities	(168,253)	(169,681)
Net assets at 100%	192,010	235,425
Net assets at 63.1%	121,158	148,553
Long-term receivable from Atlas	76,244	75,612
Investment in associate	$197,402	$224,165

	Three Months Ended		Years Ended
Consolidated statements of income	Dec 31 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Revenue	$65,309	$95,115	$213,533	$373,034
Cost of sales and depreciation and amortization	(37,060)	(55,043)	(145,126)	(233,790)
Operating income	28,249	40,072	68,407	139,244
Finance costs, finance income and other expenses	(2,773)	(2,411)	(12,771)	(9,378)
Income tax expense	(10,302)	(14,459)	(24,052)	(47,707)
Net earnings at 100%	15,174	23,202	31,584	82,159
Earnings of associate at 63.1%	9,575	14,640	19,930	51,842

Dividends received from associate	$9,465	$18,930	$47,325	$75,720

b)	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005, 2006, 2007, 2008, 2009, and 2010 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts from 2005 to 2019 related to methanol produced by Atlas. Atlas had partial relief from corporation income tax until late July 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 7
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

5.	Long-term debt:

As at	Dec 31 2016	Dec 31 2015
Unsecured notes
$350 million at 3.25% due December 15, 2019	$347,126	$346,289
$250 million at 5.25% due March 1, 2022	247,685	247,360
$300 million at 4.25% due December 1, 2024	296,529	296,219
$300 million at 5.65% due December 1, 2044	295,084	295,031
	1,186,424	1,184,899
Egypt limited recourse debt facilities	288,515	330,003
Other limited recourse debt facilities	81,267	20,988
Total long-term debt [1]	1,556,206	1,535,890
Less current maturities	(53,997)	(47,864)
	$1,502,209	$1,488,026

[1]	Long-term debt is presented net of deferred financing fees.

During the year ended December 31, 2016, the Company made repayments on its Egypt limited recourse debt facilities of $43.0 million, drew down $65.7 million on its other limited recourse debt facilities and made repayments of $5.4 million on its other limited recourse debt facilities. Other limited recourse debt facilities relates to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company's control.

The Company maintains a $300 million committed revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2019. During the year ended December 31, 2016, the Company amended the credit facility to allow for relief, if required, of the interest coverage ratio covenant through the end of 2017. Significant covenant and default provisions of the facility include:

a) the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 calculated on a four-quarter trailing basis and a debt to capitalization ratio of less than or equal to 55%, both ratios calculated in accordance with definitions in the credit agreement that include adjustments to the limited recourse subsidiaries,

b) a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and

c) a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The Egypt limited recourse debt facilities contain a covenant, to complete by March 31, 2017, certain land title registrations and related mortgages that require action by Egyptian government entities and which the Company does not expect to complete by March 31, 2017. The Company is seeking a waiver from the lenders. The Company does not believe that the finalization of these items is material. The Company cannot provide assurance that we will be able to obtain a waiver from the lenders.

The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions. Certain conditions have not been met, resulting in a restriction on shareholder distributions from the Egypt entity. As of December 31, 2016, the Egypt cash balance on a 100% ownership basis was $46 million. The Egypt entity continues to be able to fully utilize its funds for operating, capital and financing needs, including the repayment of the Egypt limited recourse debt facilities.

At December 31, 2016, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 8
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

6.	Finance costs:

	Three Months Ended		Years Ended
	Dec 31 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Finance costs	$23,812	$21,074	$90,060	$90,965
Less capitalized interest related to Geismar plants under construction	—	(6,193)	—	(21,106)
	$23,812	$14,881	$90,060	$69,859

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, amortization of deferred financing fees, finance costs related to finance leases and accretion expense associated with site restoration costs. Capitalized interest relates to interest costs capitalized for the Geismar project which was completed in 2015.

7.	Net income (loss) per common share:

Diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income (loss) per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income (loss) per common share as compared to the cash-settled method. For the three months and year ended December 31, 2016, the cash-settled method was more dilutive for TSARs and no adjustment was required for the numerator or the denominator. This was consistent with the three months ended December 31, 2015. For the year ended December 31, 2015, the equity-settled method was more dilutive, so an adjustment was required for both the numerator and the denominator.

For the year ended December 31, 2016, the Company incurred a net loss attributable to Methanex shareholders and therefore exclusion of the stock options was more dilutive, so no adjustment was made to the denominator. For all other periods presented, stock options were considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeded the exercise price of a stock option, so an adjustment was made to the denominator.

A reconciliation of the numerator used for the purpose of calculating diluted net income (loss) per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Numerator for basic net income (loss) per common share	$24,842	$9,310	$(12,545)	$200,617
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	—	—	—	(11,586)
Equity-settled expense	—	—	—	(5,308)
Numerator for diluted net income (loss) per common share	$24,842	$9,310	$(12,545)	$183,723

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 9
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

7.	Net income (loss) per common share (continued):
A reconciliation of the denominator used for the purposes of calculating basic and diluted net income (loss) per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Denominator for basic net income (loss) per common share	89,818,986	89,673,051	89,783,883	90,647,860
Effect of dilutive stock options	39,384	177,962	—	274,961
Effect of dilutive TSARs	—	—	—	422,902
Denominator for diluted net income (loss) per common share	89,858,370	89,851,013	89,783,883	91,345,723

8.	Share-based compensation:

a)	Share appreciation rights ("SARs"), TSARs and stock options:

(i)	Outstanding units:

Information regarding units outstanding at December 31, 2016 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2015	1,259,208	$44.48	2,108,965	$42.73
Granted	375,500	34.59	574,600	34.59
Exercised	(11,141)	27.41	(20,100)	25.90
Cancelled	(22,861)	53.96	(54,949)	52.55
Outstanding at September 30, 2016	1,600,706	$42.15	2,608,516	$40.86
Exercised	(62,150)	27.43	(192,405)	25.33
Cancelled	(27,071)	46.24	—	—
Outstanding at December 31, 2016	1,511,485	$42.68	2,416,111	$42.10

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2015	448,507	$30.52
Granted	75,500	34.59
Exercised	(137,040)	7.98
Cancelled	(12,400)	45.33
Expired	(12,000)	6.33
Outstanding at September 30, 2016	362,567	$40.18
Exercised	(16,100)	25.22
Cancelled	(1,700)	34.59
Outstanding at December 31, 2016	344,767	$40.91

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 10
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation (continued):

a)	Share appreciation rights ("SARs"), TSARs and stock options (continued):

(i)	Outstanding units (continued):

	Units Outstanding at December 31, 2016			Units Exercisable at December 31, 2016
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$23.36 to $40.72	3.62	1,044,129	$33.70	674,096	$33.18
$46.42 to $73.13	4.76	467,356	62.74	224,562	65.48
	3.98	1,511,485	$42.68	898,658	$41.25
TSARs:
$23.36 to $40.72	3.59	1,738,132	$33.97	1,167,632	$33.67
$46.42 to $73.13	4.76	677,979	62.92	322,543	65.86
	3.91	2,416,111	$42.10	1,490,175	$40.64
Stock options:
$6.33 to $25.22	0.17	21,650	$25.22	21,650	$25.22
$28.43 to $73.13	3.84	323,117	41.96	204,139	40.26
	3.61	344,767	$40.91	225,789	$38.82

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at December 31, 2016 was $40.7 million compared with the recorded liability of $36.7 million. The difference between the fair value and the recorded liability of $4.0 million will be recognized over the weighted average remaining vesting period of approximately 1.66 years. The weighted average fair value was estimated at December 31, 2016 using the Black-Scholes option pricing model.

For the three months and year ended December 31, 2016, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $17.1 million (2015 - expense of $2.8 million) and an expense of $26.9 million (2015 - recovery of $16.8 million), respectively. This included an expense of $16.2 million (2015 - expense of $0.7 million) and an expense of $20.0 million (2015 - recovery of $26.1 million), respectively, related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2016.

(iii)	Compensation expense related to stock options:

For the three months and year ended December 31, 2016, compensation expense related to stock options included in cost of sales and operating expenses was $0.1 million (2015 - $0.1 million) and $0.6 million (2015 - $0.7 million), respectively. The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 11
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation (continued):

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at December 31, 2016 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performances Share Units
Outstanding at December 31, 2015	285,816	13,864	610,578
Granted	7,684	11,500	261,760
Granted performance factor [1]	—	—	55,592
Granted in-lieu of dividends	6,871	658	14,579
Redeemed	(41,498)	—	(355,415)
Cancelled	—	—	(17,706)
Outstanding at September 30, 2016	258,873	26,022	569,388
Granted	585	—	—
Granted in-lieu of dividends	1,559	115	3,503
Redeemed	(10,000)	(7,488)	—
Cancelled	—	—	(619)
Outstanding at December 31, 2016	251,017	18,649	572,272

[1]
Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2016.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2016 was $18.6 million compared with the recorded liability of $16.9 million. The difference between the fair value and the recorded liability of $1.7 million will be recognized over the weighted average remaining vesting period of approximately 1.67 years.

For the three months and year ended December 31, 2016, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $3.6 million (2015 - expense of $7.6 million) and an expense of $6.0 million (2015 - recovery of $5.9 million), respectively. This included an expense of $3.0 million (2015 - expense of $5.6 million) and an expense of $2.8 million (2015 - recovery of $16.4 million) related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2016.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 12
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three months and year ended December 31, 2016 and 2015 were as follows:

	Three Months Ended		Years Ended
	Dec 31 2016	Dec 31 2015	Dec 31 2016	Dec 31 2015
Changes in non-cash working capital:
Trade and other receivables	$(86,940)	$(39,340)	$4,747	$(99,987)
Inventories	(34,260)	15,852	(28,094)	53,568
Prepaid expenses	(392)	1,108	(1,286)	3,577
Trade, other payables and accrued liabilities	54,856	(41,900)	14,577	(108,779)
	(66,736)	(64,280)	(10,056)	(151,621)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	2,327	6,678	(65,850)	(52,525)
Changes in non-cash working capital having a cash effect	$(64,409)	$(57,602)	$(75,906)	$(204,146)

These changes relate to the following activities:
Operating	$(52,498)	$(20,683)	$(64,381)	$(117,126)
Financing	(6,175)	(6,314)	(23,263)	(19,984)
Investing	(5,736)	(30,605)	11,738	(67,036)
Changes in non-cash working capital	$(64,409)	$(57,602)	$(75,906)	$(204,146)

10.Financial instruments:

Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in the euro compared to the U.S. dollar and derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts includes an adjustment for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from hedging relationship.
Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 13
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

10.Financial instruments (continued):

Natural gas forward contracts
The Company has elected to manage its exposure to changes in natural gas prices for the Geismar 2 facility by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast natural gas purchases in North America.
As at December 31, 2016, the Company had outstanding forward contracts designated as cash flow hedges with a notional amount of $484 million (2015 - $517 million) and a negative fair value of $61.9 million (2015 - $42.7 million) included in other long-term liabilities.
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at December 31, 2016, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 92 million euros (2015 - 35 million euros). The euro contracts had a positive fair value of $0.3 million (2015 - $1.2 million) included in current assets.
The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

	Cash inflows (outflows) by term to maturity
	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Natural gas forward contracts	6,773	(8,481)	(18,962)	(56,029)	$(76,699)
Euro forward exchange contracts	299	—	—	—	$299

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	December 31, 2016
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$1,568,822	$1,538,543

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 14
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Quarterly History (unaudited)

	2016	Q4	Q3	Q2	Q1	2015	Q4	Q3	Q2	Q1
METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	6,828	1,750	1,860	1,689	1,529	5,050	1,372	1,238	1,203	1,237
Purchased methanol	1,892	526	411	533	422	2,780	636	679	813	652
Commission sales [1]	758	245	205	140	168	641	178	169	109	185
	9,478	2,521	2,476	2,362	2,119	8,471	2,186	2,086	2,125	2,074
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	2,181	536	559	577	509	1,856	412	476	487	481
Geismar (Louisiana, USA)	2,055	526	519	527	483	959	244	259	276	180
Trinidad (Methanex interest)	1,605	455	420	417	313	1,644	432	398	419	395
Egypt (50% interest)	293	96	69	53	75	74	58	—	8	8
Medicine Hat (Canada)	488	92	114	123	159	456	155	123	51	127
Chile	395	154	68	73	100	204	88	3	40	73
	7,017	1,859	1,749	1,770	1,639	5,193	1,389	1,259	1,281	1,264
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	242	278	236	223	230	322	277	323	350	337
($/gallon)	0.73	0.84	0.71	0.67	0.69	0.97	0.83	0.97	1.05	1.01

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Adjusted net income (loss)	(0.17)	0.46	(0.01)	(0.34)	(0.27)	1.20	0.16	0.26	0.56	0.23
Basic net income (loss)	(0.14)	0.28	(0.12)	(0.03)	(0.26)	2.21	0.10	0.87	1.15	0.09
Diluted net income (loss)	(0.14)	0.28	(0.12)	(0.08)	(0.26)	2.01	0.10	0.54	1.15	0.09

[1]
Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own. Methanex-produced methanol includes any volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement ("Tolling Volume"). Tolling Volume was nil for the three months and year ended December 31, 2016 compared to 5,000 tonnes and 74,000 tonnes for the same periods in 2015.

[2]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol, but excluding Tolling Volume.

METHANEX CORPORATION 2016 FOURTH QUARTER    PAGE 15
QUARTERLY HISTORY (UNAUDITED)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: January 25, 2017	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel and Corporate Secretary